
March 22, 2011

Mr. David Brennan
Executive Director and Chief Executive Officer
AstraZeneca, Plc.
15 Stanhope Gate
London, W1K 1LN England

Re: AstraZeneca, Plc.
Form 20-F for Fiscal Year Ended December 31, 2009
File No. 001-11960

Dear Mr. Brennan:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief